Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents, short term debt, including current portion of long term debt and our capitalization as of December 31, 2012 (prepared on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)).

Dec 31, 2012
€ millions
(A) Cash and cash equivalents	6,381

(B) Short-term debt, and current portion of long-term debt	3,812

(C) Long-term debt	10,719

(D) Equity attributable to non-controlling interests	134

(E) Equity attributable to equity holders of Sanofi:

Share capital	2 653

Additional paid-in capital and retained earnings	52,903

Treasury shares	(207)

Stock options and other share-based payments	2,160

Other items recognized directly in equity	(171)

Equity attributable to equity holders of Sanofi	57,338

(F) Capitalization (C+D+E)	68,191

As of March 11, 2013,  the total aggregate amount of U.S. commercial paper outstanding was US$3 billion. No commercial paper was outstanding as of December 31, 2012.

As of March 8, 2013, following the repurchase and cancellation of shares in accordance with its share repurchase program, the value of the treasury shares of Sanofi amounted to €588 million.